Seth K. Weiner
404-504-7664
sweiner@mmmlaw.com
www.mmmlaw.com

March 7, 2013

VIA EDGAR

Mr. Jonathan Wiggins

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	United Development Funding IV
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 000-54383

Dear Mr. Wiggins:

On behalf of United Development Funding IV (the “Registrant”), please find transmitted herein for filing the Registrant’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated February 8, 2013 relating to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed March 30, 2012 (the “Form 10-K”).

Form 10-K for the Fiscal Year Ended December 31, 2011 filed March 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loan Portfolio, page 57

Comment No. 1: We note your response to comment 4 referring to your disclosure regarding the limitations. Please provide the actual loan to value ratio for your loans and indicate where you fall within the capital stack of your subordinate loans.

Response: The Registrant respectfully submits that, due to the nature of the Registrant’s business of originating secured loans to persons and entities for the acquisition and development of parcels of real property as single-family residential lots and the construction of model and new single-family homes, it is not possible to provide accurate regular loan to value ratios. The developers and homebuilders to whom the Registrant makes loans use the proceeds of the loans to develop entitled land into residential home lots and to construct homes. Because the loans are made with respect to entitled land that is to be developed into residential home lots and homes and then sold to homebuilders or individuals, there are no regular appraisals conducted. Rather, the Registrant uses a loan to value ratio as an assessment tool during the underwriting process prior to the origination of a loan, which is based on various assumptions including the value of the collateral, the costs and expenses attributable to the project, the price and timing of sales, and other factors. The Registrant estimates the aggregate debt load on the project, the aggregate value of the project and the life of the project, and based on those estimates, the Registrant sets the initial amount of the Registrant’s loan to equal an amount that would cause the estimated peak aggregate debt load to reach a maximum of 85%. When estimating the aggregate debt load on a project, the Registrant includes the senior financing, the Registrant’s financing, and any other debt that is expected to be paid throughout the life of the project (such as deferred real estate commissions). When estimating value, the Registrant considers the value of the first liens, junior liens and/or pledges of equity interests of the entity holding title to the subject property, personal and entity guaranties, and additional pledges of cash, revenue streams, municipal reimbursements or property. Although the Registrant obtains an appraisal in conjunction with the initial underwriting and origination of each loan in its portfolio, the appraisal may have been prepared for another third party lender, such as a commercial bank, and does not address all factors relevant to the Registrant’s assessment of overall project value, nor is the appraisal updated during the term of the project or the duration of the Registrant’s loan on the project. Therefore, the appraisal is only one of the metrics considered by the Registrant in estimating the aggregate value of a project. To further illustrate the factors that the Registrant considers in assessing overall project value, the Registrant respectfully refers the Commission to the disclosure of its underwriting standards and the security for the Registrant’s loans provided on pages 9-14 of the Form 10-K.

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Morris, Manning & Martin, LLP

Mr. Jonathan Wiggins

Securities and Exchange Commission

March 7, 2013

The Registrant further submits that following loan origination, the Registrant monitors and assesses the collectability of its loans. As part of the ongoing monitoring of the credit quality of its loan portfolio, the Registrant periodically, no less than quarterly, performs a detailed review of its portfolio of its mortgage notes and other loans. The following is a general description of the credit levels used:

•	Level 1 – Full collectability of loans in this category is considered probable.
•	Level 2 – Full collectability of loans in this category is deemed more likely than not, but not probable, based upon the Registrant’s review of economic conditions, the estimated value of the underlying collateral, the guarantor, adverse situations that may affect the borrower’s ability to pay or the value of the collateral and other relevant factors. Interest income is suspended on Level 2 loans.
•	Level 3 – For loans in this category, it is probable that the Registrant will be unable to collect all amounts due.

As of December 31, 2011, all loans were classified as Level 1 loans, as discussed on page F-14 of the Form 10-K. The Registrant respectfully believes that the disclosure provided regarding the ongoing monitoring and assessment of the collectability of the Registrant’s loans, along with the discussion of the security underlying the Registrant’s loans and the underwriting criteria used by the Registrant in assessing the aggregate value of the projects for which the Registrant makes its loans, as described on pages 9-14 of the Form 10-K, provide sufficient disclosure to analyze the credit risk involved in the Registrant’s loans.

Where the Registrant is a subordinate lender, it is generally second in lien priority behind the senior third party financing. In some cases, the Registrant permits builders to file performance deeds of trust in second priority behind the senior third party financing. In those cases, the Registrant is generally third in lien priority behind the senior third party financing and the builder performance deeds of trust.

Morris, Manning & Martin, LLP

Mr. Jonathan Wiggins

Securities and Exchange Commission

March 7, 2013

The Registrant further undertakes, in its future filings pursuant to the Exchange Act, as required by such act, that it will include a table with information comparable to that provided on pages 97-99 of the Registrant’s Form S-11 (SEC Registration No. 333-184508) filed October 19, 2012, which provides information regarding the collateral for each of the Registrant’s loans. In addition, the Registrant undertakes to include in such table the lien position with respect to each loan described therein.

Net Operating Income, page 63

Comment No. 2: We note your response to comment nine in our letter dated November 16, 2012 relating to expenses excluded in your computation of net operating income. Your response does not appear to address clearly and completely our request for additional information. As examples only, it is unclear how interest expense and placement fees are not directly associated with your investments given your disclosure on page 54 that you use debt to finance the acquisition or origination of loans, and your response to comment 13 that placement fees are incurred when loans are originated. As previously requested, please explain, and disclose in future filings, how each of the expenses excluded are not directly associated with your investments, how their exclusion is useful in evaluating operating performance, and how you use this measure.

Response: The Registrant submits that it uses net operating income to reflect the performance of the Registrant’s operating assets, because net operating income excludes costs the Registrant believes to not be directly associated with the operation of the Registrant’s investments.

The Registrant submits that it has not used leverage to acquire or originate any secured loans or acquire any properties. As of December 31, 2011, the Registrant had asset level debt on one loan for approximately $3.6 million. The debt associated with the asset level debt was obtained after the secured loan had been originated. Because the Registrant has not used debt to acquire or originate any secured loans, if acceptable to the Commission, the Registrant hereby undertakes to update, in its future filings pursuant to the Exchange Act, as required by such act, the disclosure on page 54 of the Form 10-K to disclose that “we may (emphasis added, but will not be included in subsequent filings) use debt as a means of providing additional funds for the acquisition or origination of secured loans, acquisition of properties and the diversification of our portfolio.” The Registrant further undertakes, in its future filings pursuant to the Exchange Act, as required by such act, that it will include interest expense related to asset level debt in its net operating income presentation. No other debt is asset level debt; therefore, no other debt is included in the Registrant’s net operating income presentation.

As previously submitted in response to comment 13 of the Commission’s November 16, 2012 letter, the Registrant incurs acquisition and origination fees (placement fees). The placement fees are incurred when capital is received by the Registrant and is available for deployment. Since the placement fees are related to the capital available for investing, are non-refundable, and will not exceed approximately $18.5 million (3% of the amount available for investment, assuming the Registrant sells the maximum offering amount of $700,000,000 pursuant to its initial public offering), the Registrant amortizes the placement fees over the expected life of the fund as this properly matches the interest income earned over the economic life of the capital available for investing with the placement fee expense associated with such capital. The placement fees are not considered an operational cost as they are not directly associated with the operation of the Registrant’s investments. Therefore, the amortization of the placement fees is excluded from the Registrant’s net operating income presentation.

Morris, Manning & Martin, LLP

Mr. Jonathan Wiggins

Securities and Exchange Commission

March 7, 2013

General and administrative expenses, which include the Registrant’s advisory fee and provision for loan losses, are excluded from the Registrant’s net operating income presentation as these expenses are not directly associated with the operation of the Registrant’s investments. The Registrant respectfully submits that general and administrative expenses are costs associated with the day-to-day administration of the Registrant, but not directly associated with the operation of the Registrant’s investments; therefore, such expenses are excluded from the Registrant’s net operating income presentation.

The Registrant believes net operating income provides an accurate measure of what the Registrant considers to be the operating performance of the Registrant’s operating assets, and is therefore useful for investors.

Financial Statements

General

Comment No. 3: We note your response to comment 10 in our letter dated November 16, 2012 that loans to affiliates are secured by separate and distinct assets and therefore do not present an asset concentration risk. Please provide us a schedule showing the name of the affiliate, the corresponding outstanding balances as of December 31, 2011 and subsequent interim periods, and the collateral for each affiliate loan reported in your balance sheet (i.e., accrued receivables, loan participation interests, and notes receivable). In addition, please tell us how you determined the underlying properties are not related and tell us the extent to which the properties are subject to cross default or collateralization agreements. We may have further comment upon review of your response.

Response: The Registrant respectfully submits that it determined that the real properties underlying its loans to affiliates as of December 31, 2011 and subsequent interim periods are not related because the real properties securing the individual loans are entirely separate and distinct parcels of land and are either in different stages of development (entitled land, paper lots, lots under development, or finished lots) or are located in different subdivisions throughout Texas.  The Registrant further submits that its loans to or participations with affiliates of the Registrant are not cross-collateralized with each other. The Registrant’s loans or participation interests with affiliates are not cross-defaulted against each other except that, as of December 31, 2012, the Registrant has three separate loans to HLL Land Acquisitions of Texas, L.P. which are cross-defaulted. These three loans are secured by separate and distinct parcels of land or finished lots, and are not cross-collateralized.  These three loans, when aggregated, are less than 5% of the Registrant’s assets as of December 31, 2012, and therefore, do not present an asset concentration risk.

The following is a schedule showing the name of the affiliate, the corresponding outstanding balances as of December 31, 2011 and subsequent interim periods, and the collateral for each affiliate loan or participation reported in the Registrant’s balance sheet:

Morris, Manning & Martin, LLP

Mr. Jonathan Wiggins

Securities and Exchange Commission

March 7, 2013

Loan Participation Interests - Related Party

			As of December 31, 2011			As of March 31, 2012			As of June 30, 2012			As of September 30, 2012
Name of Affiliate	Affiliate's Borrower	Location	Loan Participation Interest- Related Parties	Accrued Interest - Related Parties	Collateral	Loan Participation Interest- Related Parties	Accrued Interest - Related Parties	Collateral	Loan Participation Interest- Related Parties	Accrued Interest - Related Parties	Collateral	Loan Participation Interest- Related Parties	Accrued Interest - Related Parties	Collateral

UMT Home Finance LP	Buffington Texas Classic Homes, LLC and Buffington Signature Homes, LLC	Austin, TX	$7,189,297	$33,280	First lien deeds of trust; Guarantors- principals and parent company of operating entity	$7,499,372	$79,311	First lien deeds of trust; Guarantors- principals and parent company of operating entity	$4,913,449	$17,044	First lien deeds of trust; Guarantors- principals and parent company of operating entity	$7,078,449	$75,633	First lien deeds of trust; Guarantors- principals and parent company of operating entity
United Development Funding III, LP	Buffington Texas Classic Homes, LLC and Buffington Signature Homes, LLC	Austin, TX	245,935	17,357	First lien deeds of trust; Guarantors- parent company and an affiliate of operating entity	221,391	5,689	First lien deeds of trust; Guarantors- parent company and an affiliate of operating entity	234,807	-	First lien deeds of trust; Guarantors- parent company and an affiliate of operating entity	611,243	9,152	First lien deeds of trust; Guarantors- parent company and an affiliate of operating entity
United Development Funding III, LP	CTMGT Travis Ranch II, LLC	Rockwall, TX	2,709,920	128,968	Subordinate lien; Guarantors- parent company and principals of operating entity	2,739,920	230,904	Subordinate lien; Guarantors- parent company and principals of operating entity	2,875,795	334,857	Subordinate lien; Guarantors- parent company and principals of operating entity	3,529,398	41,298	Subordinate lien; Guarantors- parent company and principals of operating entity
United Development Funding III, LP	CTMGT Travis Ranch, LLC	Rockwall, TX	9,244,311	301,018	Pledge of equity interests; Guarantors- parent companys and principals of operating entity	9,244,311	646,730	Pledge of equity interests; Guarantors- parent companys and principals of operating entity	9,244,311	992,442	Pledge of equity interests; Guarantors- parent companys and principals of operating entity	10,593,663	-	Pledge of equity interests; Guarantors- parent companys and principals of operating entity
UMT Home Finance III, LP	Carrollton TH, LP	Carrollton, TX	618,059	1,981	First lien deeds of trust; Guarantors-general partner and principals of operating entity	480,324	4,205	First lien deeds of trust; Guarantors-general partner and principals of operating entity	1,309,739	-	First lien deeds of trust; Guarantors-general partner and principals of operating entity	989,932	13,751	First lien deeds of trust; Guarantors-general partner and principals of operating entity
UMT Home Finance III, LP	165 Howe, LP	Fort Worth, TX	2,749,278	46,775	First lien deeds of trust; Guarantors- general partner and principal of operating entity	2,749,278	20,601	First lien deeds of trust; Guarantors- general partner and principal of operating entity	1,332,799	3,779	First lien deeds of trust; Guarantors- general partner and principal of operating entity	1,310,108	10,319	First lien deeds of trust; Guarantors- general partner and principal of operating entity
UMT Home Finance III, LP	Pine Trace Village, LLC	Houston, TX							5,877,559	83,981	First lien deeds of trust	4,768,924	94,978	First lien deeds of trust
United Development Funding III, LP	UDF Northpointe, LLC	Dallas/Fort Worth TX area							1,700,000	10,619	First lien	521,449	3,943	First lien
Total			$22,756,800	$529,379		$22,934,596	$987,440		$27,488,459	$1,442,722		$29,403,166	$249,074

Notes Receivable - Related Party

		As of December 31, 2011			As of March 31, 2012			As of June 30, 2012			As of September 30, 2012
Name of Affiliate		Notes Receivable- Related Parties	Accrued Interest - Related Parties	Collateral	Notes Receivable- Related Parties	Accrued Interest - Related Parties	Collateral	Notes Receivable- Related Parties	Accrued Interest - Related Parties	Collateral	Notes Receivable- Related Parties	Accrued Interest - Related Parties	Collateral
HLL Land Acquisitions of Texas, LP	San Antonio, TX	$865,807	$27,004	First lien deed of trust; Assignments of lot sale contracts	$723,631	$7,620	First lien deed of trust; Assignments of lot sale contracts	$1,502,542	$4,797	First lien deed of trust; Assignments of lot sale contracts	$2,456,649	$1,750	First lien deed of trust; Assignments of lot sale contracts
Buffington TX Classic Homes LLC	Austin, TX	4,248,061	62,479	First lien deeds of trust; Gurantors- parent company and certain principals of operating entity	2,993,883	43,985	First lien deeds of trust; Gurantors- parent company and certain principals of operating entity	1,812,637	27,954	First lien deeds of trust; Gurantors- parent company and certain principals of operating entity	398,826	5,824	First lien deeds of trust; Gurantors- parent company and certain principals of operating entity
HLL II Land Acquisitions of Texas, LP	San Antonio, TX	1,416,158	-	First lien deed of trust; Assignments of lot sale contracts	1,310,732	15,319	First lien deed of trust; Assignments of lot sale contracts	1,333,197	57,849	First lien deed of trust; Assignments of lot sale contracts	1,333,197	101,534	First lien deed of trust; Assignments of lot sale contracts
HLL Land Acquisitions of Texas, LP	Houston, TX	6,241,715	619,159	First lien deed of trust; Assignment of lot sale contracts; Assignment of development reimbursements	6,999,312	77,280	First lien deed of trust; Assignment of lot sale contracts; Assignment of development reimbursements	8,999,312	308,408	First lien deed of trust; Assignment of lot sale contracts; Assignment of development reimbursements	8,999,312	600,485	First lien deed of trust; Assignment of lot sale contracts; Assignment of development reimbursements
UDF Ash Creek, LP	Dallas, TX	1,011,630	39,905	First lien deeds of trust	1,666,047	80,850	First lien deeds of trust	2,306,336	46,912	First lien deeds of trust	2,477,698	125,747	First lien deeds of trust
UMT Home Finance II, LP								-	-	Pledge of partnership interests; Security interest against the assets; Guarantor- parent company			Pledge of partnership interests; Security interest against the assets; Guarantor- parent company
UDF TX Two, LP	Lakeway, TX										2,866,550	11,231	First lien deed of trust
Total		$13,783,371	$748,547		$13,693,605	$225,054		$15,954,024	$445,920		$18,532,232	$846,571

Morris, Manning & Martin, LLP

Mr. Jonathan Wiggins

Securities and Exchange Commission

March 7, 2013

The Registrant further undertakes, in its future filings pursuant to the Exchange Act, as required by such act, that it will include a table with information comparable to that provided on pages 97-99 of the Registrant’s Form S-11 (SEC Registration No. 333-184508) filed October 19, 2012, which provides information regarding the collateral for each of the Registrant’s loans. In addition, the Registrant undertakes to include in such table the lien position with respect to each loan described therein.

Consolidated Statements of Income, page F-4

Comment No. 4: We note your response to comment 11 in our letter dated November 16, 2012 that you undertake to include net interest income and net interest income after provision for loan losses in the notes to your financial statements in your future Exchange Act reports. Please confirm that you will include such presentation on the face of the statements of operations consistent with Article 9 of Regulation S-X.

Response: If acceptable to the Commission, the Registrant hereby undertakes to include in its future filings pursuant to the Exchange Act, as required by such act, the presentation of net interest income and net interest income after provision for loan losses on the face of the statement of operations instead of the notes to the financial statements.

Note B. Summary of Significant Accounting Policies

Acquisition and Origination Fees, F-10

Comment No. 5: We note your response to comment 13 in our letter dated November 16, 2012. Please tell us how your amortization method for placement fees relating to your lending activities complies with ASC 310-20-35-2.

Response: The amount of placement fees available is related to our capital available for investment. Placement fees are incurred when the capital is received by the Registrant and is available for deployment. Since the placement fees are related to the capital available for investing, are non-refundable, and will not exceed approximately $18.5 million (3% of the amount available for investment, assuming the Registrant sells the maximum offering amount of $700,000,000 pursuant to its initial public offering), the Registrant amortizes the placement fees over the expected life of the fund as this properly matches the interest income earned over the economic life of the capital available for investing with the placement fee expense associated with such capital.

If the placement fees were allocated and amortized with respect to a particular asset, this practice would result in an acceleration of amortization to the early years of the fund and result in a significant understatement of expenses in the latter years of the fund. This would be to the detriment of the Registrant’s investors who invested early in the fund and to the benefit of investors who invested near the close of the capital raise of the fund. Therefore, the Registrant amortizes the placement fees over the expected life of the fund.

Commitment fee income and commitment fee income – related parties represents non-refundable fees charged to borrowers for entering into an obligation that commits the Registrant to make or acquire a loan or to satisfy a financial obligation of the borrower when certain conditions are met within a specified time period. When a commitment is considered an integral part of the resulting loan and the Registrant believes there is a reasonable expectation that the commitment will be called upon, the commitment fee is recognized as revenue over the life of the resulting loan in accordance with ASC 310-20-35-2.

Morris, Manning & Martin, LLP

Mr. Jonathan Wiggins

Securities and Exchange Commission

March 7, 2013

Note P. Concentration of Credit Risk, page F-33

Comment No. 6: We note your response to comment 16 in our letter dated November 16, 2012. You have indicated that as your loans to borrowers not related to you, but related to each other, are secured by separate and distinct assets, and as you are not entitled to participate in expected residual profit from the sale or refinancing of a property, Topic 1I is not analogous to these loans. We continue to believe that these loans are subject to the guidance in SAB Topic 1I regarding asset concentration risk. Please revise to include audited financial statements of these borrowers or guarantors for an investor’s assessment of your risk from your asset concentration or tell us how you determined the loans are not individually significant (i.e., 20% of total assets), or are not secured by related properties, and tell us the extent to which the properties are subject to cross default or collateralization agreements.

Response: The Registrant submits that it determined that its loans to borrowers not related to the Registrant, but related to each other, are not individually significant as no individual loan exceeds 20% of the Registrant’s assets as of December 31, 2011. The Registrant further submits that its loans to borrowers not related to the Registrant, but related to each other, are generally made to specific purpose entity borrowers (known as “SPEs” or “bankruptcy remote” entities).  In this scenario, each SPE borrower owns 100% of a separate and distinct real estate project located in different subdivisions in Texas.  The Registrant makes a separate and distinct loan to each SPE borrower, which may be secured by a first priority or subordinate lien against the real estate project, and/or pledges of all of the equity interests of the entity holding title to the subject property, including without limitation, personal and entity guarantees and additional pledges of cash, revenue streams, municipal reimbursements or property owned by the SPE borrower or its parent entity.  The Registrant’s loans to affiliates which are related to each other, but not to the Registrant, are generally not cross-collateralized nor are the SPE borrowers cross-defaulted with the other affiliated SPE borrowers. The purpose of this structure is to eliminate asset risk by isolating the SPE borrower and the real estate project owned by such SPE borrower. Where loans to borrowers that are not related to the Registrant, but are related to each other are cross-collateralized, the groups of cross-collateralized loans, when aggregated with such related loans, do not exceed 20% of the Registrant’s assets as of December 31, 2011; therefore, such loans do not represent a concentration risk.

General

Comment No. 7: We note the three acknowledgements (i.e., Tandy language) provided at the end of your response letter dated December 17, 2012. However, these acknowledgements must be provided in writing from your management, not from your outside counsel on management’s behalf. Please include the required written acknowledgements by a member of management in your next response letter.

Response: Enclosed herewith is a written statement from the Registrant acknowledging that the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Morris, Manning & Martin, LLP

Mr. Jonathan Wiggins

Securities and Exchange Commission

March 7, 2013

* * * * *

If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 504-7664.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Seth K. Weiner

Seth K. Weiner

Enclosure

cc: Hollis M. Greenlaw, Esq.

United Development Funding IV

March 7, 2013

VIA EDGAR

Mr. Jonathan Wiggins

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	United Development Funding IV

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 000-54383

Dear Mr. Wiggins:

In connection with the letter of the Securities and Exchange Commission (the “Commission”) of even date herewith relating to the above-referenced filing, United Development Funding IV (the “Registrant”) hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Annual Report on Form 10-K”), filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2012;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2011 Annual Report on Form 10-K; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

United Development Funding IV

By:	/s/ Hollis M. Greenlaw
Name:	Hollis M. Greenlaw
Title:	Chief Executive Officer